UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                      (Final Amendment)

               HELENE CURTIS INDUSTRIES, INC.
____________________________________________________________
                      (Name of Issuer)
          COMMON STOCK (Par Value $ 0.50 Per Share)
____________________________________________________________
               (Title of Class of Securities)
                          423236108
____________________________________________________________
                       (CUSIP Number)

                   DAVID K. ROBBINS, ESQ.
          Fried, Frank, Harris, Shriver & Jacobson
 725 S. Figueroa Street, Suite 3890, Los Angeles, CA  90017
                       (213) 689-5800
____________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                      February 14, 1996
____________________________________________________________
   (Date of Event which Requires Filing of this Statement)

If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D
CUSIP No. 423236108                         Page 2  of 5 Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SHAMROCK HOLDINGS OF CALIFORNIA, INC.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                   (b) [ ]
                 NOT APPLICABLE
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                  00

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
                 NOT APPLICABLE

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  CALIFORNIA

               7   SOLE VOTING POWER
 NUMBER OF             -0-

   SHARES
BENEFICIALLY   8   SHARED VOTING POWER
                       -0-
  OWNED BY
               9    SOLE DISPOSITIVE POWER
    EACH                -0-

 REPORTING

   PERSON      10  SHARES DISPOSITIVE POWER
                       -0-
    WITH
              11      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH
                      REPORTING PERSON
                          -0-

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                [ ]
                 NOT APPLICABLE

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.0% OF COMMON STOCK

     14      TYPE OF REPORTING PERSON*
                 CO

         This Statement relates to the Schedule 13D, dated May 13, 1994 (the "Schedule 13D"), by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended by Amendment No. 1 to the Schedule 13D, dated August 15, 1994 ("Amendment No. 1"), Amendment No. 2 to the
Schedule 13D, dated December 16, 1994 ("Amendment No. 2"), Amendment No. 3, dated January 16, 1996 ("Amendment No. 3"), and Amendment No. 4, dated February 12, 1996 ("Amendment No. 4" and, together with the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Amended Schedule 13D"), with regard to the common stock, par value $0.50 per share (the "Common Stock") of Helene Curtis Industries, Inc. (the "Company"), and constitutes the Final Amendment to the
Schedule 13D (the "Final Amendment"). The purpose of this Final Amendment is to amend and supplement certain information contained in the Amended Schedule 13D as set forth below. Prior disclosure in the Amended Schedule 13D inconsistent with this Final Amendment is hereby superseded. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings set forth in the Amended
Schedule 13D.

         1.  Item 4 is hereby amended to add the following:

ITEM 4.  PURPOSE OF TRANSACTION.

         After the public announcement on February 14, 1996, that a subsidiary of Unilever N.V. and the Company had signed a definitive merger agreement pursuant to which the subsidiary would acquire all the outstanding shares of the Company for a cash price of $70 per share, SHOC decided to sell, and subsequently sold, all of its shares of Common Stock of the Company.


         2.  Item 5 is hereby amended to add the following:

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, SHOC does not own any shares of Common Stock of the Company.

         (b)  Not applicable.

         (c) All transactions in shares of Common Stock effected by SHOC during the 60 days preceding the Event Date reported on page 1 of this Statement and since such date are set forth below. All of the shares of Common Stock were disposed of in the open market on the New York Stock Exchange through normal brokerage transactions.

      Trade Date             No. of Shares        Price Per Share*
      2/14/96                 17,600              69.065
      2/14/96                 12,400              69.218
      2/14/96                  2,000              69.143
      2/14/96                400,000              69.190
      2/14/96                 47,600              69.315
      2/14/96                 25,000              69.378
      2/14/96                 10,000              69.440

_______________
   *Net after payment of commissions

                          SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  February 14, 1996

                             SHAMROCK HOLDINGS OF
CALIFORNIA, INC.



                             By:  /s/ Stanley P. Gold
                                Name:  Stanley P. Gold
                                Title:  President




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